CONFIDENTIAL TREATMENT REQUESTED BY

SERVICESOURCE INTERNATIONAL, LLC

SREV – 0001

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [***].

February 25, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission	Submitted pursuant to a
Division of Corporation Finance	Request for Confidential Treatment
100 F Street, N.E.	Pursuant to 17 C.F.R. 200.83
Washington, D.C. 20549-3720

Attention:	H. Christopher Owings
Ramin Olson
Catherine Brown
Milwood Hobbs
Andrew Mew

Re:	ServiceSource International, LLC
Registration Statement on Form S-1
File No. 333-171271

Ladies and Gentlemen:

On behalf of ServiceSource International, LLC (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 18, 2011, relating to the Company’s Registration Statement on Form S-1 filed with the Commission on December 20, 2010, as amended on Form S-1/A filed with the Commission on January 28, 2011. In this submission, we are responding only to comment number 22 contained in the Staff’s letter dated January 18, 2011 which is recited below. This submission is accompanied by a request for confidential treatment for this letter due to the commercially sensitive nature of the information contained herein.

Securities and Exchange Commission February 25, 2011 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY SERVICESOURCE INTERNATIONAL, LLC SREV - 0001

22.	We note your disclosure of your common stock valuation with respect to stock option grants up to the latest grant date of December 16, 2010. Please update this section in a future amendment to include a discussion of any significant factors contributing to the difference between the latest valuation and the estimated IPO price, when it is available.

The Company advises the Staff that each time the Company’s Board of Directors has granted options during the period from February 2009 to December 2010, the Board has granted those options with an exercise price equal to, or, if applicable, within the range of, the most recently estimated fair value of the underlying common stock as determined by [***] an independent third-party valuation firm. The following table lists all option grants from February 2009 to December 31, 2010.

Grant Date	Number of Options Granted	Exercise Price Per Option	Fair Value of Common Stock on Grant Date
	(in thousands)
February 4, 2009	186	$4.26	$4.26
February 27, 2009	1,695	$4.26	$4.26
May 8, 2009	148	$4.26	$4.26
July 28, 2009	638	$4.26	$4.26
November 4, 2009	983	$4.60	$4.60
January 27, 2010	284	$4.65	$4.65
February 9, 2010	1,863	$4.65	$4.65
May 7, 2010	854	$4.70	$4.70
July 28, 2010	1,678	$4.95	$4.95
December 16, 2010	2,315	$5.80	$7.25

The most recent valuation obtained at the time of the December 16, 2010 grants was prepared as of September 30, 2010 and indicated a fair value of $5.80 per share as disclosed on page 67 of the amended Registration Statement.

In addition, the Company advises the Staff that the Company’s most recent independent third party valuation, performed as of December 31, 2010, valued the Company’s common stock at $6.20 per share (the “December 31 Valuation”). The Probability-Weighted Expected Return Method (“PWERM”) approach scenarios used in this valuation were a 70% probability of an initial public offering, an increase from the 50% probability used in the prior valuation; a 10% probability of a sale or merger, down from a 25% probability used in the prior valuation; and a 20% probability that the Company would continue as a private company, a decrease from the 25% probability used in the prior valuation. A bankruptcy scenario was deemed not probable and was assigned a 0% probability.

We further advise the Staff that on [***], the Company, based on discussions with its underwriters, determined that the expected price range to be included on the cover of the Company’s preliminary prospectus to be in the range of [***].

As the Company disclosed on page 62 of its registration statement, the Company’s board of directors exercises significant judgment in determining the fair value of the Company’s common stock based on a number of objective and subjective factors. After giving consideration to the proximity of timing of the

Securities and Exchange Commission February 25, 2011 Page 3	CONFIDENTIAL TREATMENT REQUESTED BY SERVICESOURCE INTERNATIONAL, LLC SREV - 0001

December 31 Valuation to the December 16, 2010 grants of 2.3 million options at an exercise price of $5.80 per share, the proximity of the December 16, 2010 grants to the preliminary range of values determined on [***], the proximity of the offering contemplated by the Company’s amended filing on Form S-1 and the receipt of SEC comments, the Company has concluded that, for financial reporting purposes, the re-assessed fair value of the common shares underlying the option grants made on December 16, 2010 was $7.25 per share. The deemed fair value of $7.25 per share at December 16, 2010 is [***] mid-point of the IPO price range determined on [***].

The following summarizes considerations as to the reasonableness of (i) the re-assessed fair value of common shares of $7.25 for purposes of accounting for the December 16, 2010 option grants and (ii) the estimates used in the June 30, 2010 valuation of $4.95 that was applied to the 1.7 million options with an exercise price of $4.95 per share granted July 28, 2010.

1.	Summary of Per Share Values Resulting from Valuation Specialist’s use of the PWERM at June 30, 2010, September 30, 2010 and December 31, 2010

For each of the valuation dates noted below, the valuation specialist prepared an analysis using the PWERM which calculates a weighted-average value of the Company taking into account a number of factors, including an IPO, sale of the Company and continuation of the Company as a privately held entity. The following table summarizes the documented per share value results contained in the three most recent reports prepared by the valuation specialist:

Valuation Date	IPO Share Price Per Valuation Specialist (1)	As a % of Low End of Range on Preliminary Prospectus (2)	Present Value Discount Factor (3)	IPO Probability Assumed by Valuation Specialist (4)	PWERM Fair Value per Share (5)
6/30/10	$6.26	[***]%	18%	40%	$4.95
9/30/10	$6.50	[***]%	16%	50%	$5.80
12/31/10	$6.52 (6)	[***]%	15%	70%	$6.20

(1)	Valuation specialist’s indicated fair value per share in an IPO scenario, after applying the indicated present value discount factor (see (3) below).

(2)	As a percent of [***], the low end of the price range determined by the Company on [***].

(3)	Annual discount factor assumed by valuation specialists to reflect an expected rate of return and to reflect the present value of time to achieve an IPO.

(4)	After estimating the probability of an IPO, the PWERM valuation allocates the remaining probability to the probability of remaining a private company and the probability of a sale or merger.

(5)	Fair value per share as determined by the valuation specialist.

(6)	As previously noted, the reassessed the fair value of common stock underlying the option grants made on December 16, 2010 is $7.25 per share and the Company has recorded share-based compensation expense accordingly.

As shown in the summary above, the Company continues to believe that the PWERM fair value of $4.95 for common shares underlying grants awarded on July 28, 2010 appears to be reasonable based on the indicated per share value under the IPO scenario, the reasonableness of the IPO probability and the discount rate assumed in the documented June 30, 2010 independent valuation. As discussed below, various factors contributed to the increase in the fair value per share under an IPO scenario and the factors contributing to the increased probability of an IPO in subsequent valuations.

2.	Increase in Fair Value Resulting from IPO Scenario Used in PWERM Analyses

The per-share value associated with a PWERM IPO scenario contained in the valuation specialist’s report increased since June 30, 2010 primarily due to (i) the increasing probability assigned to the IPO scenario in the PWERM offset by decreasing probabilities assigned to sale or merger and private company outcomes; and (ii) a lower present value discount applied to the IPO value principally related to successive reductions in the estimated remaining time to an IPO.

Several factors contributed to the increased probability of an IPO. For example, after Oracle Corporation terminated the Company’s contract with Sun Microsystems, the Company renewed its focus on servicing existing customers and targeting new customers. The Company successfully added new customers and engagements and extended its service agreements with several existing customers in the second half of 2010. In addition, the Company expanded its domestic and international operations by

Securities and Exchange Commission February 25, 2011 Page 4	CONFIDENTIAL TREATMENT REQUESTED BY SERVICESOURCE INTERNATIONAL, LLC SREV - 0001

expanding its current operations in Denver and Nashville, opening a new service sales center in Singapore and opening a global sales operations center in Malaysia. The combination of these events helped the Company experience strong revenue growth in the second half of 2010. Because the Company’s business prospects were growing and the loss of Sun Microsystems as a customer was more than offset by revenue growth from both new and existing customers, the Company was more optimistic about pursuing an IPO.

Other factors contributing to the increased probability of an IPO include the hiring in late July 2010 of a chief financial officer with prior public company experience and the hiring in the third quarter of 2010 of a chief accounting officer with prior public company experience in a similar capacity. The probability of an IPO scenario increased further as a result of holding the Company’s organizational meeting with its underwriters in late November 2010 and the filing of a registration statement on Form S-1 on December 20, 2010.

3. Differences in valuation methodology between the PWERM analysis and the IPO pricing range

The preliminary range of the Company’s initial public offering price of [***] is greater than the valuation of its common stock of $4.95 per share as of June 30, 2010 and of $5.80 per share as of September 30, 2010 because of differences in valuation methodology. Specifically, the PWERM analysis is a probability-weighted approach and therefore the resulting common stock valuations reflect the potential for liquidity events other than an initial public offering. This decreases the common stock valuation compared to a current IPO scenario because the PWERM discounts the IPO price for present value and gives weighting to the mix of other business equity values such as sale or merger and continuing as a private company which are lower values than the initial public offering scenario. In contrast, the expected preliminary IPO pricing range provided by the Company’s underwriters is a single liquidity event outcome, necessarily assumes that the initial public offering has occurred, and that a public market for the Company’s common stock has been created.

4) Reasonableness of the Fair Value of $7.25 at December 16, 2010

As noted above, the Company determined the fair value of its underlying common shares for financial reporting purposes for option grants made on December 16, 2010 was $7.25, with such value reflecting approximately [***], the mid-point of the expected price range as determined on [***]. We believe that the $7.25 value is reasonable and recognize that this represents a [***] discount compared with the expected preliminary IPO price range. The primary reasons for this [***] discount include (i) the time value of money taking into account the expected timing of the IPO and potential delays in that timing; (ii) the lack of marketability of the Company’s common stock if the Company were to continue to be privately held; (iii) the uncertainty of a successful conclusion to the IPO; (iv) the possibility that the actual offering price could be lower than the initial range suggested by the Company’s underwriters; and (v) the 180 day lock-up to which the shares underlying stock options will be subject after the IPO.

Securities and Exchange Commission February 25, 2011 Page 5	CONFIDENTIAL TREATMENT REQUESTED BY SERVICESOURCE INTERNATIONAL, LLC SREV - 0001

The Company will revise its stock-based compensation disclosure contained in its amended registration statement containing its preliminary price range to include a discussion of these factors contributing to the difference between the abovementioned valuations and the estimated IPO price range.

[Remainder of page intentionally left blank.]

Securities and Exchange Commission February 25, 2011 Page 6	CONFIDENTIAL TREATMENT REQUESTED BY SERVICESOURCE INTERNATIONAL, LLC SREV - 0001

Please direct your questions or comments regarding the Company’s response to me at (650) 849-3223. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Tony Jeffries

Tony Jeffries

Enclosures

cc (w/o encl.):	Paul Warenski, Esq.
ServiceSource International, LLC

David Oppenheimer, CFO
ServiceSource International, LLC

Jeffrey D. Saper, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.

Sarah K. Solum, Esq.
Davis Polk & Wardwell LLP